FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:                         October, 2005

Commission File Number :         001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated October 11, 2005, relating to Jean Desazars’ appointment within Lafarge

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 11, 2005

JEAN DESAZARS APPOINTED EXECUTIVE VICE PRESIDENT,

STRATEGY AND DEVELOPMENT

Jean Desazars has been appointed Executive Vice President responsible for Strategy and Development and will report to the Chief Executive Officer of the Group.

Jean Desazars will be responsible for permanent reviews of the Group’s strategy as a whole, its business portfolio and its main axes for growth, in the light of general market trends and the major global challenges facing the business sectors in which Lafarge operates.

Jean Desazars will also head up the Group’s M&A teams and be responsible for formalising merger and acquisition procedures, as well as conducting certain negotiations himself.

Jean Desazars began his career as a diplomat, specialising in multilateral arms control negotiations. He joined Lafarge in 1989 and has played a key role in the Group’s expansion in Asia, including the recent joint venture with Shui On, which resulted in the creation of the largest cement manufacturer in South West China, and one of the three top players in all of China.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-58-30 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 2 of 4 Total Pages

Biography of Jean Desazars

Born in 1952, a former student of the Ecole Nationale d’Administration, Jean Desazars de Montgailhard holds a bachelor’s degree and a post-graduate diploma in economics and a diploma from the Institut d’Etudes Politiques de Paris.

He began his career as a diplomat, specialising in multilateral arms control negotiations and strategic affairs. Having worked in Madrid and Washington, Jean Desazars left the French foreign office in 1989, where he was deputy director of disarmament, to join the Lafarge group.

His first role was as Vice President Strategy and Development with Lafarge Ciments in France. He then worked in the same capacity for Lafarge Asland in Spain, before becoming Vice President Marketing and Sales for the subsidiary in 1992.

In 1996, Jean Desazars became Executive Vice President of the Asia region and moved to Singapore to head up the expansion of the Group’s Cement business in Asia, at a time when the group only had modest operations in Indonesia and Beijing. He led the group’s expansion in the Philippines, South Korea, India, Japan, Bangladesh and China. In 1999, Jean Desazars, who was also Executive Vice President of the Africa region at the time, conducted the negotiations that led to the Group establishing its presence in Southern Africa.

In his capacity as Executive Vice President of the Asia region, Jean Desazars also recently headed the negotiations that resulted last 11 August, 2005 in a joint venture between Lafarge and Shui On in China, creating the largest cement manufacturer in South West China with production capacity of 17 million tonnes, and one of the three top players in all of China.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 11, 2005	Lafarge (Registrant)

	By:	/s/ Jean-Pierre Cloiseau
Name: Jean-PierreCloiseau Title: SeniorVice President, Finance

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